Exhibit 99.1

FLY LEASING REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

Dublin, Ireland, May 2, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2013.

First Quarter 2013 Highlights

•	Adjusted net income of $38.5 million, $1.37 per share

•	Net income of $32.8 million, $1.15 per share

•	Sold one A320, six B717s and two B737 Classics for a pre-tax gain of $6.5 million

•	Reduced financial leverage to 3.2x at quarter end

•	Declared our 22nd consecutive quarterly dividend on April 15th ($0.22 per share)

•	In April purchased a new B737-800 on a long lease to an Asian airline

“FLY is reporting another strong quarter, with higher revenues, lower expenses, a reduced debt to equity ratio and a stronger cash position,” said Colm Barrington, CEO of FLY Leasing. “Our higher revenues were positively impacted by end of lease revenues and aircraft sales proceeds. During the quarter we continued our strategy of actively managing our fleet by selling one A320, our six B717s and two B737 Classics for a gain of more than $6 million.”

“In the quarter FLY reduced its debt by more than $70 million while increasing its unrestricted cash to nearly $200 million. As a result we have more than achieved our 3.5x leverage target, with actual net leverage of 3.2x at quarter end. FLY’s net book value exceeded $20 per share at the end of the quarter.”

“Our nearly $200 million of free cash provides us with funds to achieve our growth targets for the year. In April, we purchased a new B737-800 on a long-term lease to an Asian airline. All but one of FLY’s 38 B737s are now Next Generation aircraft,” added Barrington. “In the meantime, forecasts for the global airline industry have become increasingly positive.”

Financial Results

FLY is reporting net income for the first quarter of 2013 of $32.8 million or $1.15 per basic and diluted share. This compares to net income of $20.4 million or $0.78 per basic and diluted share for the same period in 2012. The increase in net income is due to gains recognized from the sale of six Boeing 717 aircraft during the first quarter of 2013 and an increase in end of lease income over the same period in the previous year.

Total revenues were $114.4 million for the 1st quarter of 2013 and include $6.5 million in gains from aircraft sales. This compares to total revenues of $104.5 million in the same period in the previous year. Included within the $107.4 million of operating lease revenue for the first quarter of 2013 is $30.6 million of end of lease income. End of lease income for the same period in the previous year was $15.9 million.

Adjusted Net Income

Adjusted Net Income was $38.5 million for the first quarter of 2013 compared to $26.8 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $1.37 in the first quarter of 2013 compared to $1.04 for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends and Share Repurchases

On April 15, 2013, FLY declared a dividend of $0.22 per share in respect of the first quarter of 2013. This dividend will be paid on May 20, 2013 to shareholders of record on April 30, 2013. This is FLY’s 22nd consecutive quarterly dividend.

On May 1, 2013, the Company’s board of directors approved a $30 million share repurchase program expiring in May 2013 to replace the previous program. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financial Position

At March 31, 2013, FLY’s total assets were $2.9 billion, including flight equipment with a net book value of $2.5 billion. Cash and cash equivalents at March 31, 2013 totaled $344.7 million, of which $196.7 million was unrestricted. This compares to total cash and cash equivalents of $300.6 million at December 31, 2012, of which $163.1 million was unrestricted.

FLY’s net leverage, defined as the ratio of net debt to total shareholders’ equity was 3.2x at March 31, 2013 compared to 3.6x at December 31, 2012. FLY has surpassed its stated goal of returning net leverage to less than 3.5x. Net debt is defined as book value of secured borrowings, less unrestricted cash and cash equivalents.

Aircraft Portfolio

At March 31, 2013, FLY’s 100 aircraft were on lease to 52 airlines in 32 countries. The table below shows the aircraft in FLY’s portfolio as of March 31, 2013 and December 31, 2012. The table does not include four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Mar 31, 2013	Dec 31, 2012
Airbus A319	19	19
Airbus A320	26	27
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	—	6
Boeing 737	38	40
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1

Total	100	109

At March 31, 2013, the average age of the portfolio was 9.6 years weighted by the net book value of each aircraft. The average remaining lease term was 2.9 years, also weighted by net book value. At March 31, 2013, FLY’s leases were generating annualized rental revenues of approximately $307 million. For the first quarter of 2013, FLY’s lease utilization factor was 94%.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, May 2, 2013. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 30889368 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 30889368. The replay recording will be available until May 8, 2013.

A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited West Pier Dun Laoghaire Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2013 (Unaudited)	Three month period ended Mar. 31, 2012 (Unaudited)
Revenues
Operating lease revenue	$107,374	$102,422
Gain on sale of aircraft	6,451	—
Equity earnings from unconsolidated subsidiaries	422	1,855
Interest and other income	118	230

Total revenues	114,365	104,507

Expenses
Depreciation	34,536	34,175
Interest expense	31,021	37,022
Selling, general and administrative	9,704	9,417
Ineffective and dedesignated derivatives	(68)	(19)
Maintenance and other costs	1,390	878

Total expenses	76,583	81,473

Net income before provision for income taxes	37,782	23,034
Provision for income taxes	4,937	2,647

Net income	$32,845	$20,387

Weighted average number of shares
- Basic	28,069,196	25,714,002
- Diluted	28,162,680	25,838,621
Earnings per share
- Basic and diluted	$1.15	$0.78
Dividends declared and paid per share	$0.22	$0.20

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Mar. 31, 2013 (Unaudited)	Dec. 31, 2012 (Audited)
Assets
Cash and cash equivalents	$196,724	$163,124
Restricted cash and cash equivalents.	148,004	137,457
Rent receivables	3,851	3,124
Investment in unconsolidated joint ventures	6,730	6,308
Flight equipment held for operating lease, net	2,516,513	2,616,864
Deferred tax asset, net	6,112	9,450
Fair market value of derivative asset	78	319
Other assets, net	28,138	32,026

Total assets	2,906,150	2,968,672

Liabilities
Accounts payable and accrued liabilities	14,268	15,662
Rentals received in advance	12,471	14,402
Payable to related parties	3,738	2,789
Security deposits	45,326	47,474
Maintenance payment liabilities	216,020	225,733
Secured borrowings, net	1,981,774	2,052,412
Fair market value of derivative liabilities	38,837	48,967
Other liabilities	30,377	29,231

Total liabilities	2,342,811	2,436,670

Shareholders’ equity

Common shares, $0.001 par value, 499,999,900 shares authorized; 28,124,536 and 28,040,305 shares issued and outstanding at March 31, 2013 and December 31, 2012, respectively	28	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	484,539	482,733
Retained earnings	109,377	83,138
Accumulated other comprehensive loss, net	(30,605)	(33,897)

Total shareholders’ equity	563,339	532,002

Total liabilities and shareholders’ equity	$2,906,150	$2,968,672

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2013 (Unaudited)	Three month period ended Mar. 31, 2012 (Unaudited)
Net Income	$32,845	$20,387
Add (less):
Ineffective portion of cash flow hedges	(68)	(19)
Non-cash share-based compensation	1,806	842
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	4,522	6,422
Income tax effects	(566)	(840)

Adjusted Net Income	$38,539	$26,792

Weighted average diluted shares outstanding	28,162,680	25,838,621

Adjusted Net Income per share	$1.37	$1.04

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure

(DOLLARS IN THOUSANDS)

	Three month period ended Mar. 31, 2013 (Unaudited)	Three month period ended Mar. 31, 2012 (Unaudited)
Adjusted Net Income	$38,539	$26,792
Add:
Depreciation	34,536	34,175
Other amortization	4,946	3,784
Deferred income taxes	4,640	3,020

Adjusted net income plus depreciation and amortization	$82,661	$67,771

FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, non-cash share-based compensation and adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting. Management believes that Adjusted Net Income provides useful information about operating performance and period-over-period comparisons. It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and some non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States (GAAP).

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.